Exhibit 99.2




           QUESTIONS AND ANSWERS ABOUT THE AMENDMENTS OF THE WARRANTS


Q:       What are the terms of the Warrant amendments?

A: The primary amendments are: (i) the expiration date of the Warrants of OXiGENE, Inc. (the "Company") is extended from August 26, 1998, to December 31, 1999, and (ii) the Company will have the right to redeem the Warrants at any time after the close of business (5:00 p.m., New York City time) on August 26, 1998 (the "Original Expiration Date"), provided certain conditions are met. These conditions are that the market price of the Common Stock be at least $16.00 per share for ten consecutive trading days and that the Warrantholders receive not less than 20 days advance notice in order that they have the time to consider whether they wish to exercise their Warrants for Common Stock before the Warrants are redeemed.

Q:   Are there any other changes of the terms of the Warrants?

A:   All other terms of the Warrants remain the same.

Q: Can the Warrantholders exercise the Warrants after the Company has called the Warrants for redemption?

A: Yes, the Company may give its Warrantholders not less than 20 days written notice indicating its election to redeem the Warrants. During such 20-day period, the Warrantholders shall have the right, but not the obligation, to exercise their Warrants. It is the Company's expectation that Warrantholders would exercise their Warrants following such notice if the market price is greater than the price at which the Warrants can be exercised for Common Stock.

Q: If I do not exercise my Warrants after the Company exercises its call and the notice period has expired (which is not less than 20 days), what will I receive?

A: Unexercised Warrants that have been called will be redeemed promptly after the 20-day notice period at a redemption price of $.001 per Warrant, payable by the Company in cash.

Q: Is any action required to be taken by Warrantholders or the Company's stockholders?

A: Neither Warrantholders nor the Company's stockholders are required to take any action in connection with or as a result of these amendments.

Q.   Will new Warrant certificates be issued?

A: New Warrant certificates will not automatically be issued. However, after August 26, 1998, new Warrant certificates will be issued in connection with
     (i) any transfer of Warrants evidenced by the certificates that do not reflect the amendments (the "Original Warrant Certificates"), (ii) a partial exercise of Warrants evidenced by the Original Warrant Certificates or (iii) upon the election of the Warrantholders.

Q:   When will the extension become effective?

A: The extension will become effective at the close of business (5:00 p.m., New York City time) on August 26, 1998. Prior to that time and date, existing Warrants and the current Warrant Agreement remain in full force and effect.

Q:   What are the federal income tax consequences of the extension of Warrants?

A: The Company believes that there are no U.S. federal income tax consequences related to the amendments discussed herein. However, Warrantholders should read the Prospectus carefully and, in any event, should consult with their own tax advisors.

Q:   Who can I talk to if I have more questions?

A: If you have more questions about the Warrant extension, please contact our Information Agent:

                                    Innisfree M&A Incorporated
                                    501 Madison Avenue, 20th Floor
                                    New York, New York  10022
                                    (888) 750-5834 in the U.S. or
                                    (212) 750-5834 from outside the U.S.